SE 06009292 COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/05 (MM/DD/YY) AND ENDING 01/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roberts & Ryan Investments Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Post Street, Suite 614

(No. and Street)

San Francisco, CA 94111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Bruno, CPA

(Name — if individual, state last, first, middle name)

391 Taylor Blvd., Suite 105, Pleasant Hill, CA 94523

(Address) (City) (State) (Zip Code)

PROCESSED JUL 10 2006 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 24 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 05

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/8/06

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Roberts & Ryan Investments Inc., as of

January 31, XX2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

PHYLLIS SECOSKY
Commission # 1603548
Notary Public - California
Marin County
My Comm. Expires Sep 29, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roberts and Ryan Investments Inc.

Financial Statements

Year Ended January 31, 2006

Roberts and Ryan Investments Inc.
Financial Statements
and
Accountants' Report

Contents

Robert J. Bruno
Certified Public Accountant
391 Taylor Boulevard, Suite 105
Pleasant Hill, CA 94523

Independent Auditor's Report

Board of Director's
Roberts and Ryan Investments, Inc.

I have audited the accompanying statement of financial condition of Roberts and Ryan Investments, Inc. as of January 31, 2006, and the related statement of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments, Inc. at January 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert J. Bruno CPA
Pleasant Hill, California
April 7, 2006

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2006

Assets

Cash	$ 125,047
Certificate of deposit	57,784
Deposits with clearing organizations (securities with a market value of $92,210)	99,210
Receivable from broker-dealers and clearing organizations	75,677
Accrued interest receivable	1,975
Securities owned at market value	31,050
Deferred tax asset	1,308
Total current assets	392,051
Equipment	
Furniture and equipment	57,802
Less accumulated depreciation	(38,472)
Equipment – net	19,330
Other assets	
Deposit	800
Total other assets	800
Total assets	$ 412,181

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2006

Liabilities and Stockholder's Equity

Accounts payable	$ 4,257
Accrued expenses	45,000
Total current liabilities	49,257
Long-term liabilities	
Deferred income tax	212
Total liabilities	49,469
Stockholder's equity	
Capital stock	70,000
Additional paid-in capital	3,850
Retained earnings	288,862
Total stockholder's equity	362,712
Total liabilities and stockholder's equity	$ 412,181

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Income and Retained Earnings
For the Year Ended January 31, 2006

Revenues	
Commissions	$ 818,230
Other	9,866
Total revenues	828,096
Expenses	
Advertising	2,680
Automobile	1,078
Bank charges	256
Commissions	329,671
Depreciation	3,178
Dues and subscriptions	7,813
Fines	10,000
Insurance	2,193
Interest	903
Legal and accounting	30,448
Miscellaneous	362
Office supplies	11,091
Outside service	15,227
Payroll and other taxes	15,491
Pension	30,000
Rent	23,984
Salaries	267,751
Telephone	8,661
Travel and promotion	19,490
Trading desk	9,188
Trading loss	5,032
Total expense	794,497
Other income (expense)	
Interest	2,323
Income before income taxes	35,922
Income tax (expense) benefit	12,140
Net income	23,782
Beginning retained earnings	265,080
Ending retained earnings	$ 288,862

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2006

	Capital Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at February 1, 2005	$ 70,000	$ 3,850	$ 265,080	$ 338,930
Net income	______	______	23,782	23,782
Balances at January 31, 2006	$ 70,000	$ 3,850	$ 288,862	$ 362,712

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Cash Flows
For the Year Ended January 31, 2006

Cash flows from operating activities	
Net income	$ 23,782
Adjustments to reconcile net loss to net cash provided (used) by operating activities	
Deferred income taxes	11,340
Depreciation	3,178
(Increase) decrease in:	
Certificates of deposit	(1,744)
Deposits held by clearing broker	1,688
Receivable from brokers and clearing organizations	33,748
Accrued interest receivable	(1,422)
Securities owned	(52)
Prepaid expenses	9,887
Increase (decrease) in:	
Accounts payable	(3,478)
Accrued expense	6,198
Net cash provided (used) by operating activities	83,125
Cash flows from investing activities:	
Purchase of fixed assets	(19,948)
Net cash provided (used) by investing activities	(19,948)
Net increase in cash	63,177
Cash balance at beginning of year	61,870
Cash balance at end of year	$ 125,047
Supplementary information	
Cash paid for taxes	$ 0
Cash paid for interest	$ 903

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in the State of California on February 23, 1987. The Company is a broker/dealer and is engaged in selling general securities, limited partnership interests, mutual funds and bonds, primarily in Northern California.

Method of Accounting

The financial statements are prepared on the accrual method of accounting. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expense reported on a trade-date basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

Receivable from Broker-Dealers and Clearing Organizations

Commissions receivable are stated at full value, no provision has been made, as all accounts are deemed to be fully collectible. Therefore, the direct charge-off method approximates the allowance method.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation of furniture and equipment is computed on the straight-line method over the estimated useful lives of the assets, which is five years. Total depreciation expense for the year is $3,178.

Note 1 – Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the year ended January 31, 2006 was $2,680.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension

The Company has a pension plan consisting of a Profit Sharing Plan. To be eligible the employee must be 21 years of age and have 2 years of service with the Company.

The Profit Sharing Plan is discretionary and is determined by the Company's Board of Directors. The Board of Directors has determined to fund $30,000 for the current year.
It is the Company's policy to fund the pension costs annually.

The employees are offered various options to invest the funds, none of which involve the Company's stock.

Note 1 – Summary of Significant Accounting Policies (continued)

FDIC Insurance Limits

The Company had funds in excess of the $100,000 federally insured limits on deposit at financial institutions during the period.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The estimated fair values of these financial instruments at January 31, 2006 are as follows:

	Assets/Liabilities	
	Carrying Amount	Fair Value
Cash	$ 125,047	$ 125,047
Certificate of Deposit	57,784	57,784
Deposits with clearing organization	99,210	99,210
Accounts Receivable	75,677	75,677
Securities owned	31,050	31,050
Other	3,283	3,283
Current Liabilities	(49,257)	(49,257)
	$ 342,794	$ 342,794

Concentration of Credit Risk

In the normal course of business, the Company's activities do not involve the execution, settlement, and financing of customer securities transactions. Thus, these activities do not expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill it's contractual obligations. The Company is paid commissions for cash, rather than margin or credit transactions. Therefore, the Company is not exposed to risk related to credit transactions.

Note 2 – Income Taxes

The provision for taxes on income consists of the following:

Federal	$ 0
State	800
Deferred tax benefit	11,340
	$ 12,140

At January 31, 2006, the Company has net operating loss carry-forwards of approximately $4,812, expiring in the year 2025.

Income taxes are provided on income reported in the financial statements. Deferred taxes are provided in accordance with Financial Accounting Standards No. 109. The total change in deferred income tax balance as of January 31, 2006 was $11,340.

The Company's deductible temporary and taxable temporary differences consist of the following: accrual to cash adjustment, vacation accrual, unused losses.

For January 31, 2006, it is reasonably certain that all deductible temporary differences will reverse in future years. Therefore, no valuation allowance is needed. Using minimum applicable federal and state tax rates each year, the deferred tax assets are as follows:

Total current deferred tax assets	$ 4,909
Total current deferred tax liabilities	(3,601)
Total long-term deferred tax assets	12
Total long-term deferred tax liabilities	(224)
	$ 1,096

The amounts have been presented in the Company's financial statements as follows:

Deferred current tax asset	$ 1,308
Deferred long-term tax liability	(212)
	$ 1,096

Note 3 – Accrued Expenses

Accrued expenses consist of the following:

Pension	$ 30,000
Vacation	5,000
Fines	10,000
	$ 45,000

Note 4 – Certificate of Deposit

Bank of the West – interest rate 3.45%, maturity date July 31, 2006	$ 57,784

Note 5 – Deposits with Clearing Organizations

Deposits with clearing organizations, consists of the following:

	Market Value
United States Treasury Note 4.0% maturity date February 28, 2006	99,210
	$ 99,210

Note 6 – Securities Owed

Securities owed consists of the following:
Fair value determined by Clearing Broker

	Market Value	Cost
Preferred stock		
1,000 shares Bancorporation South	$ 25,850	$ 25,850
200 shares General Electric	5,200	5,200
	$ 31,050	$ 31,050

Note 7 – Office Lease

The Company has entered into an office lease which expires on February 28, 2008, total rent expense for the year amounted to $23,984. The minimum lease payments due over the remaining life of this lease is as follows:

2007	$ 28,520
2008	29,664
2009	2,546
	$ 60,730

Note 8 – Related Party Transactions

The Company is the Trustee for the pension plan.

At January 31, 2006 the accounts payable include $370 due to Dan Roberts for expenses incurred.

Note 9 – Common Stock

At January 31, 2006, 1,000,000 shares of no par stock were authorized and 600,000 shares were issued and outstanding.

Note 10 – Contingency - Fines

The Company was notified on February 7, 2006, that the National Association of Securities Dealers (NASD) filed a complaint against the Company. The complaint states that the Company has insufficient and ineffective procedural controls in regards to anti money laundering regulations. Included in the current years financial statements is an accrual of $10,000 which management believes is the amount of the fine to be imposed. The fine is included in accrued expenses. Management believes that the ultimate disposition of this matter will not have a material impact on the Company's financial position or results of operation.

Roberts and Ryan Investments Inc.
SEC Number 8-37469
Supplementary Information

Exhibit I

Reconciliation of Net Capital Computed to Audited Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c 3-1), which requires the maintenance of minimum net capital and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2006, the Company had net capital of $335,090, which was $235,090 in excess of the required net capital of $100,000, the percent of aggregate indebtedness to net capital was .1476%.

Balance computed by respondent as previously reported	$ 357,551
Audit adjustments – net	(22,461)
Audited net capital at January 31, 2005	$ 335,090

Non-allowable assets

Deferred tax asset	$ 1,308
Furniture and equipment (net of accumulated depreciation of $35,294)	19,330
Other assets	2,326
Total non-allowable assets per paragraph (d) of Rule 17a-5	$ 22,964

Summary of significant audit adjustments:

Fines	$ (10,000)
Adjust receivables	(10,329)
Book depreciation	(3,178)
Other including increase in non-allowable assets	1,046
	$ (22,461)

Roberts and Ryan Investments Inc.
SEC Number 8-37469
Supplementary Information

Exhibit I

Reconciliation of Net Capital Computed to Audited Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c 3-1), which requires the maintenance of minimum net capital and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2006, the Company had net capital of $335,090, which was $235,090 in excess of the required net capital of $100,000, the percent of aggregate indebtedness to net capital was .1476%.

Balance computed by respondent as previously reported	$ 357,551
Audit adjustments – net	(22,461)
Audited net capital at January 31, 2006	$ 335,090

Non-allowable assets

Deferred tax asset	$ 1,308
Furniture and equipment (net of accumulated depreciation of $35,294)	19,330
Other assets	2,326
Total non-allowable assets per paragraph (d) of Rule 17a-5	$ 22,964

Summary of significant audit adjustments:

Fines	$ (10,000)
Adjust receivables	(10,329)
Book depreciation	(3,178)
Other including increase in non-allowable assets	1,046
	$ (22,461)

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — as of 01/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 362,712	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			362,712	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 362,712	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 22,964	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(22,964)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 339,748	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]	4,658	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(4,658)	3740
10.	Net Capital			$ 335,090	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 01/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 3,295	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 235,090	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 330,143	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 49,469	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 49,469	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 14.76	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 01/31/06

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Pershing [4335] X [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
33 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
34 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
35 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
36 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
37 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
38 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
39 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
40 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
41 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $ 42	[4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

ITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

Roberts and Ryan Investments Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2006

Board of Directors
Roberts and Ryan Investments Inc.
San Francisco, California

Exhibit III

In planning and performing my audit of the financial statements and supplementary schedules of Roberts and Ryan Investments, Inc., for the year ended January 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and the procedures referred to the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives.internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Roberts and Ryan Investments Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2006

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study , I believe that the Company's practices and procedures were adequate at January 31, 2006 to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on the rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Bruno CPA
Pleasant Hill, California
April 7, 2006